SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section

8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	The Gabelli SRI Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

The Gabelli SRI Fund, Inc.

One Corporate Center
Rye, New York 10580-1422

Telephone Number (including area code):

(800) 422-3554

Name and address of agent for service of process:

Bruce N. Alpert

The Gabelli SRI Fund, Inc.
One Corporate Center
Rye, New York 10580-1422

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on this 2nd day of March, 2007.

[SEAL]

The Gabelli SRI Fund, Inc.

(REGISTRANT)

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
(President)

Attest:	/s/ Agnes Mullady
Agnes Mullady
(Treasurer and Principal Financial Officer)